Exhibit 15.2

Hafnia Limited – Corporate Governance Report – 2024

Hafnia Limited (“Hafnia” or the “Company”) was a company incorporated in Bermuda limited by shares until 1 October 2024 when the Company was registered in Singapore as a public company limited by shares following its redomiciliation from Bermuda to Singapore (the “Redomiciliation”). The Company is listed on the Oslo Børs (the “Oslo Stock Exchange”) and the New York Stock Exchange (the “NYSE”).

This corporate governance report for the financial year 2024 (this “Report”) is prepared by the Company pursuant to section 4.4 of the Euronext Oslo Rule Book II – Issuer Rules and section 2-9 of the Norwegian Accounting Act. Hafnia has for the financial year 2024 prepared a sustainability report (the “2024 Sustainability Report”) in accordance with the rules in the Norwegian Accounting Act implementing the EU Accounting Directive, as amended by the Corporate Sustainability Reporting Directive (CSRD). The 2024 Sustainability Report includes a description of the Company’s guidelines and policies regarding equality and diversity and their impact during the financial year 2024. For a description of such guidelines and policies, reference is made to Hafnia’s 2024 Sustainability Report.

This Report provides an overview of Hafnia’s key corporate governance practices regarding the Norwegian Code of Practice for Corporate Governance dated 14 October 2021 issued by the Norwegian Corporate Governance Board (the “Code”). The Code is available at www.nues.no. Each individual point of the Code is reviewed and if the Company deviates from the Code, explanations are provided.

This Report has been prepared following Hafnia’s Redomiciliation to Singapore and reflects the corporate governance framework the Company has applied as a Singapore entity, which is in accordance with Singapore law or common practices for Singapore companies. However, where certain practices differed between Bermuda and Singapore, Hafnia has provided explanations in the relevant sections. Because this Report covers the year 2024, during which the Company was Bermuda company then became a Singapore company upon completion of the Redomiciliation, discussion of the Company’s practices pursuant to both its Bermuda bye-laws and its constitution (“Constitution”) is included. Any discussion of the Company’s bye-laws (or Bermuda law) refers to the period prior to the Redomiciliation and any discussion of the Constitution (or Singapore law) refers to the period following the Redomiciliation.

For the year 2024, unless stated otherwise, Hafnia has complied with all material aspects laid out in the Code sections. Each individual section of the Code is discussed in the following, and any deviations from the Code are set out and explained.

Section of the Code		Deviations
1	Implementation and reporting on corporate governance	None
2	Business
The Company’s objectives are not stated in the Constitution. Prior to Redomiciliation, the Company’s objectives were described in the Memorandum of Association, but they were wider and more extensive than recommended in the Code.

3	Equity and dividends
None after the Redomiciliation. Before the Redomiciliation, Hafnia’s board of directors (the “Board”) had wider powers to issue any authorised but unissued shares and preference shares than what is recommended in the Code.

4	Equal treatment of shareholders	None
5	Shares and negotiability	The Board may decline to register the transfer of any share in the Company if the transfer results in the Company being deemed a “Controlled Foreign Company” in Norway.
6	General meetings	The Chair of the Board, or the president of the Company if there is one appointed, will chair the Company’s general meetings.
7	Nomination committee	None

8	Board of Directors: Composition and independence	None
9	The work of the Board of Directors	None
10	Risk management and internal control	None
11	Remuneration of the Board of Directors	None
12	Salary and other remuneration of executive personnel
Performance-related remuneration to the Company’s executive officers (Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”)) (CEO and CFO together, the “Executive Officers”) is not subject to an absolute limit.

13	Information and communications	None
14	Take-overs	None
15	Auditor	None

Section 1 – Implementation and Reporting on Corporate Governance

The Board oversees the overall conduct of Hafnia, ensuring that the Company is accountable to its stakeholders by ensuring the implementation of business policies and practices which comply with applicable legislation, regulations, ethical and corporate governance guidelines.

These policies are also designed to be fair and in accordance with leading market practices on stakeholder relations, and to ensure that the Company complies with the Code. The Company assumes all dealings with customers, potential customers, and other third parties are in full public view and accommodates all stakeholders’ reasonable expectations.

Since the Redomiciliation, Hafnia is primarily governed by the Singapore Companies Act 1967 (the “Singapore Companies Act”) and its Constitution. Prior to the Redomiciliation, Hafnia was primarily governed by the Bermuda Companies Act, its Memorandum of Association and its bye-laws. Certain aspects of Hafnia’s activities are governed by Norwegian law. The Norwegian Securities Trading Act, the Norwegian Accounting Act, related regulations and the continued obligations for companies listed on the Oslo Stock Exchange will generally apply. Additionally, as a company listed on the NYSE, Hafnia is also subject to U.S. securities laws and NYSE listing requirements. Hafnia’s business activities are also subject to the laws of the countries in which it at any time operates, as well as international law and conventions.

The Company does not deviate from Section 1 of the Code.

Section 2 – Business

Under the Singapore Companies Act, companies may (but are not required to) include a clause in its constitution specifying the company’s principal activities and the purposes for which the company was formed. In this regard and aligned with practices in Singapore, the Company has not included such provisions in its Constitution and has full capacity to carry on or undertake any business or activity, do any act or enter into any transaction and, for the foregoing purposes, full rights, powers and privileges.

This represents a deviation from Section 2 of the Code.

Prior to the Redomiciliation, the Company’s business and objectives were described in the Company’s Memorandum of Association. In accordance with common practice for Bermuda incorporated companies (including those listed on the Oslo Stock Exchange), the Company’s objectives set out were wider and more extensive than recommended in the Code. This similarly represented a deviation from Section 2 of the Code.

The Board sets the tone and direction for Hafnia by defining clear objectives, strategies, and risk profile, ensuring consistency with the Company’s long-term strategic goals in a sustainable manner, taking into account financial, social and environmental considerations. The Board conducts an annual review of Hafnia’s business activities, objectives, strategies and risk profile, evaluating present and future opportunities, threats and risks in the external environment.

The Company’s Executive Officers implements the Board’s decisions through managing and developing the business of Hafnia, ensuring that the policies and processes that are in place are compliant with the Board’s instructions. The strategy, objectives and corporate governance regime developed act as a foundation in the Company’s approach to integrate these considerations into its business execution with the aim to deliver long-term value to the shareholders in a sustainable manner.

Stakeholders may read more about Hafnia’s objectives, strategy, and risk profile in its annual report for the financial year 2024 on Form 20-F (“Form 20-F”), which will be filed with the U.S. Securities and Exchange Commission (the “SEC”) on 30 April 2025 and will be available on the SEC’s Electronic Data Gathering, Analysis and Retrieval system (EDGAR) database.

Section 3 – Equity and Dividends

Given the dynamic and cyclical nature of the Company’s business, the Board regularly reviews and monitors the Company’s capital structure to ensure it is in line with the Company’s objectives, strategy, and risk profile.

This ensures that the business’ activities and growth are funded sensibly and prudently by achieving a more efficient capital structure that seeks to reduce the Company’s overall cost of capital.

The Board has established a clear and predictable dividend policy. The Company will target a quarterly payout ratio of net profit, adjusted for extraordinary items, based on the quarter end net loan-to-value ratio, of:

•	50% payout of net profit if net loan-to-value is above 40%

•	60% payout of net profit if net loan-to-value is above 30% but equal to or below 40%

•	80% payout of net profit if net loan-to-value is above 20% but equal to or below 30%; and

•	90% payout of net profit if net loan-to-value is equal to or below 20%.

In addition to cash dividends, the Company may also from time to time consider buying back shares as part of its total distribution of capital to shareholders. Any amount utilised for share buybacks in a quarter may be deducted before declaring dividends for the quarter. This ensures the combined total of dividends and share buybacks aligns to the Company’s payout ratio under its dividend policy.

Prior to the Redomiciliation and under the bye-laws of the Company, the Board could declare dividends and distributions without the approval of the shareholders in general meetings. However, since the Redomiciliation, the Company may, by ordinary resolution, declare final dividends at a general meeting of the Company, but the amount of any such dividend shall not exceed the amount recommended by the Board. Subject to the Company’s Constitution and in accordance with the Singapore Companies Act, the Board may from time to time declare and pay interim dividends as the Board determines to be justified by the profits of the Company. No dividend (final or interim) shall be paid except out of the profits of the Company.  Dividend payouts which are approved at the Board meetings or general meetings of the Company are made in accordance with the Company’s dividend policy.

Prior to the Redomiciliation and in accordance with common practice for Bermuda-incorporated companies, the Board had the authority to issue any authorised unissued shares in the Company on such terms and conditions as it may decide and may exercise all powers of the Company to purchase the Company’s own shares. The powers of the Board to issue and purchase shares were neither limited to specific purposes nor to a specified period as recommended in the Code. This previously represented a deviation from Section 3 of the Code. However, since the Redomiciliation, the Singapore Companies Act applies, which provides that notwithstanding anything in the Constitution, the Board may only issue new shares or acquire the Company’s own shares with the prior approval of the Company in general meeting, and such approval must be obtained in the manner provided for in the Singapore Companies Act. The authority to issue new shares, if granted, shall continue in force until the earlier of (i) the conclusion of the next annual general meeting after the date on which the approval was given; (ii) the expiration of the period within which the next annual general meeting is required by law to be held (i.e. within six (6) months after the end of each financial year of the Company, being December 31); or (iii) the subsequent revocation or modification of approval by the Company in general meeting. The authority to acquire its own shares, if granted, shall continue in force until the date specified on which the authority is to expire, being a date that must not be later than the date on which the next annual general meeting of the Company is or is required by law to be held, whichever is the earlier. The approval to issue new shares may be confined to a particular exercise of that power or may apply to the exercise of that power generally; and any such approval may be unconditional or subject to conditions. The power to acquire its own shares may only be exercised in accordance with specified procedures detailed in the Singapore Companies Act.

The Company does not deviate from Section 3 of the Code following the Redomiciliation.

Section 4 – Equal Treatment of Shareholders

The Company has one class of shares, meaning all shares in the Company carry equal rights, including the right to participate and vote in general meetings. As such, all shareholders will be treated equally unless there is just cause for treating them differently.

As the Company is a Singapore public company limited by shares, shareholders do not have the same preferential rights in a future offering of shares in Hafnia as shareholders in Norwegian limited liability companies normally have. Pursuant to Bermuda and Singapore laws, the shareholders of the Company do not have pre-emption rights in share issues unless otherwise resolved by the Company. However, any decision to issue shares without pre-emption rights for existing shareholders will be justified in the common interest of the Company and the shareholders and the justification will be publicly disclosed in a stock exchange announcement issued in connection with the share issue.

Any transactions that the Company carries out in its own shares will be carried out either through the Oslo Stock Exchange, NYSE, or both, or with reference to prevailing stock exchange prices if carried out in another way.

The Company does not deviate from Section 4 of the Code.

Section 5 – Shares and Negotiability

The shares are generally freely negotiable. However, the Board may decline to register the transfer of any share, where such transfer would, in the opinion of the Board, likely result in 50% or more of the aggregate issued and outstanding share capital of the Company being held or owned directly (or indirectly) by individuals or legal persons resident for tax purposes in Norway, or alternatively, such shares being effectively connected to a Norwegian business activity, or the Company otherwise being deemed a “Controlled Foreign Company” as such term is defined pursuant to Norwegian tax legislation. The purpose of this provision is to avoid the Company being deemed a Controlled Foreign Company pursuant to Norwegian tax rules.

This represents a deviation from Section 5 of the Code.

Section 6 – General Meetings

The Company encourages all shareholders to participate in and to vote at general meetings. In order to facilitate shareholder participation, the Board will ensure that:

•
The resolutions and supporting documentation, if any, will be sufficiently detailed, comprehensive and specific to allow shareholders to understand and form a view on matters that are to be considered at the general meeting;

•
The registration deadline, if any, for shareholders to participate at the general meeting will be set as closely to the date of the general meeting as practically possible and permissible under the provisions in the Company’s bye-laws and the Constitution (where applicable);

•	The shareholders will have the opportunity to vote on each individual matter, including on each candidate nominated for election to the Company’s Board and committees (if applicable); and

•	The Board members, the chair of the Nomination Committee and the auditor (where attendance is regarded as essential) will be present at the general meeting.

Shareholders who are not able to attend the general meeting will be given the opportunity to vote by proxy or to participate by using electronic means.

The Company will, in this respect:

•	Provide information on the procedure for attending by proxy in the notice of the general meeting;

•	Nominate a person who will be available to vote on behalf of shareholders as their proxy; and

•
Prepare a proxy form which will, insofar as this is possible, be formulated in such a manner that the shareholder may vote on each item that is to be addressed and vote for each of the candidates that are nominated for election.

The Company secretaries will also prepare minutes from the general meetings. These minutes aim to capture the essence of the meeting, its comments and results from the resolutions.

Pursuant to the Company’s bye-laws and Constitution, the Chair of the Board, or the president of the Company if there is one appointed, will chair the Company’s general meetings at all general meetings at which such person is present. The Chair of the Board or president, as applicable, may appoint a person to act as chair of the meeting. In the absence of the Chair of the Board, the president and a person appointed to act as chair of the meeting by the Chair of the Board or the president of Company, a chair of the meeting shall be appointed or elected by those present at the meeting and entitled to vote.

This represents a deviation from Section 6 of the Code. However, there will be routines to ensure that an independent person is available to chair the general meeting or a particular agenda with regards to any matters related to the Chair.

Section 7 – Nomination Committee

As provided for in its bye-laws and the Constitution, the Company established a Nomination Committee.

The Nomination Committee’s duties include proposing candidates for election to the Board and the Nomination Committee itself. As part of its work in proposing candidates for election to the Board, the Nomination Committee will provide reasoned recommendations for any candidate and seek to consult shareholders concerning proposals for candidates’ appointment.

If there is a vacancy in the Board occurring as a result of the death, disability, disqualification or resignation of any members or as a result of an increase in the size of the Board, the Board has the power to appoint a member to fill the vacancy, provided that any such member appointed by the Board shall hold office only until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated. The Nomination Committee is responsible for Board succession. In the nomination and selection process, the candidate will undergo careful consideration to ensure that they are independent. This will include review of employment history, financial relationships, affiliations and business relationships, and consulting legal and governance experts. Shareholder input will also be considered, where the appointment of new members of the Board will have to be done at a general meeting as aforementioned.

See Item 6. Directors, Senior Management and Employees - C. Board Practices in the Company’s Form 20-F for further information regarding the Nomination Committee and its responsibilities.

The Company does not deviate from Section 7 of the Code.

Section 8 – Board of Directors: Composition and Independence

The Board is responsible for the overall management of the Company and may exercise all of the powers of the Company not reserved to the Company’s shareholders by its bye-laws or under Bermuda law and its Constitution or under Singapore law.

The Board currently consists of five board members and may be increased upon the general meeting’s decision. The Board is composed of one-tier and all Board members are non-executive members.

The Board has established two committees, the Audit Committee and Remuneration Committee. The Company also has a Nomination Committee, which chair and members are not within the Company’s Board.

The Board members work together to exercise proper supervision of the Company’s business, compliance, performance and work done by the Company’s Executive Officers. The Chair of the Board is elected by the shareholders.

The Company believes that the composition of the Board ensures that the Board has a good balance of knowledge, expertise and diversity appropriate to promote different perspectives and mitigate the risk of groupthink.

This helps the Board to attend to duties towards the Company and its stakeholders effectively. An introduction to the members of the Board and their expertise is included in Item 6. Directors, Senior Management and Employees in the Company’s Form 20-F.

Four out of five of the board members are independent of the Company’s Executive Officers, its main shareholders and material business contacts, and the Company’s Executive Officers is not represented on the Board. The members of the Board serve for such term as the shareholders may determine at the general meeting or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated. The benefit of continuity in the Board’s composition will be balanced against the potential benefits of renewal and independence. The members of the Board are encouraged to own shares in the Company.

The Company does not deviate from Section 8 of the Code.

Section 9 – The Work of the Board of Directors

The Board oversees the overall conduct of the Company’s affairs and the day-to-day management of the Company. The Board’s duties and responsibilities are set out in detail in the Company’s bye-laws and Constitution.

The Board emphasises clear allocation of responsibilities amongst members and between the Board and Executive Officers for increased accountability. Various guidelines have been adopted for both the Board and Executive Officers. During Board meetings, directors consistently reserve time for discussion without the presence of Hafnia’s Executive Officers.

To ensure independence, directors and the Executive Officers of the Company are required to notify the Board if they directly or indirectly have a material interest in any transaction carried out by the Company. Members of the Board and Executive Officers are to recuse themselves from decisions that they have a special interest in so that such items can be considered unbiased. Another Board member will chair discussions on significant matters if the Chair of the Board has been actively involved in such matters outside of his role as Chair of the Board.

The Board has established an Audit Committee consisting of two Board members and has adopted guidelines for the Audit Committee’s work. See Item 6. Directors, Senior Management and Employees - C. Board Practices in the Company’s Form 20-F for further information regarding members of the Audit Committee and their responsibilities.

The Board has also established a Remuneration Committee to ensure due and independent preparation of matters relating to compensation of Executive Officers. See Item 6. Directors, Senior Management and Employees - C. Board Practices in the Company’s Form 20-F for further information regarding the members of the Remuneration Committee and their responsibilities.

The Board has established a Nomination Committee to ensure Board succession through identifying and nominating candidates for the appointment of members of the Board. See Item 6. Directors, Senior Management and Employees - C. Board Practices in the Company’s Form 20-F for further information regarding the members of the Nomination Committee and their responsibilities.

The Board aims to annually assess the effectiveness and performance of the Board as a whole and of its committees. This ensures that it fulfils its duties and responsibilities satisfactorily and uncovers key areas for improvement and requisite follow-up actions. The Board’s internal assessment and performance evaluation was carried out in February 2025, to the overall satisfaction of the members of the Board.

In cases of transactions between the Company and a shareholder, a shareholder’s parent company, director, officer or Executive Officers or persons closely related to any such parties, which are not immaterial for either the Company or the close associate involved, the Board will obtain a valuation from an independent third party. See Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions in the Company’s Form 20-F for an account of the Company’s agreements with related parties.

The Company does not deviate from Section 9 of the Code.

Section 10 – Risk Management and Internal Control

The Board is responsible for overseeing risk management in the Company, ensuring appropriate control procedures and systems are in place to manage its exposure to risks that are inherent to the Company’s business. The Company recognises the importance of balancing risks and rewards to pursue business opportunities within its risk appetite. Such procedures also support the quality of the Company’s financial reporting and compliance with applicable laws and regulations.

In Item 3. Key Information – D. Risk Factors in the Company’s Form 20-F, the Company provides an overview of Hafnia’s central risks and its business.

Management and internal reporting and control mechanisms are based on Company-wide policies and internal guidelines in areas such as Finance and Accounting, Health, Safety, Security, Environment & Quality (HSSEQ), Ship Operations and Project Management, in addition to the implementation and follow-up of a risk assessment process.

The Company’s policies and guidelines are imperative to the Company’s internal control and risk limitations and are designed to ensure that the Company’s vision, policies, goals and procedures are known and adhered to. This also helps to discipline and reinforces the Company’s risk culture regarding the nature and extent of risks that the Company is willing to accept.

The Company has implemented frequent management reporting sessions where both operational and financial matters are analysed and reported to relevant decision-makers, allowing them to respond quickly to changing conditions. This helps to provide reasonable assurance against foreseeable events that may adversely affect the Company’s business objectives. The Company has established clear and safe communication channels between the employees and management to ensure effective reporting of any illegal or unethical activities in the Company, as such activities may be detrimental to the Company’s reputation and financial well-being, as well as to the Company’s various stakeholders.

The Board carries out annual reviews of the Company’s most important areas of exposure to risk and its internal control arrangements.

The Company is subject to Section 404 of the Sarbanes-Oxley Act, which requires that beginning with the second annual report on Form 20-F, which will be the annual report for the year ended 31 December 2025, (i) the Company includes a report from the Executive Officers on the Company’s internal control over financial reporting and (ii) the Company’s independent registered public accounting firm must attest to and report on the effectiveness of the Company’s internal control over financial reporting. As disclosed in the Company’s registration statement on Form 20-F filed with the SEC on 27 March 2024, as amended by Amendment No. 1 to Registration Statement on Form 20-F, filed with the SEC on 1 April, 2024, the Company has identified three material weaknesses in the internal control over financial reporting. The material weaknesses identified relate to (i) not having a sufficient number of personnel with an appropriate level of IFRS accounting skills, SEC reporting knowledge and experience and training in internal controls over financial reporting; (ii) not having sufficient information technology controls and documentation; and (iii) the review process over assumptions and inputs used in several key accounting estimates.

In 2024, with the support of advisors and under supervision of the CFO and the Audit Committee, the Company has implemented a plan to remediate the aforementioned material weakness. The plan to remediate these material weaknesses includes (i) establishing a formal process to evaluate the design and implementation of the internal controls over financial reporting, (ii) designing and implementing controls based on that evaluation, and (iii) recruiting more qualified personnel, performing skills gap analysis and training within the Company’s existing finance organisation to strengthen the financial reporting function.

The Company continues to work closely with its advisors to evaluate the design and operating effectiveness of the internal controls over financial reporting, and to provide necessary training across the organisation.  However, as the Company is not required to include a report from management on the internal control over financial reporting until the second annual report on Form 20-F, neither the Company’s management nor its independent registered public accounting firm has conducted a comprehensive assessment of the Company’s internal control over financial reporting for the purposes of identifying and reporting any material weakness or significant deficiency in internal control over financial reporting. Therefore, the Company cannot assure that all material weaknesses have been identified, or that additional material weaknesses will not be identified in the future.

The Company does not deviate from Section 10 of the Code.

Section 11 – Remuneration of the Board of Directors

The Company seeks shareholders’ approval at the annual general meeting regarding the remuneration of the Board. No member of the Board decides his or her own fees. The remuneration of the Board reflects its responsibility, expertise, time commitment and the complexity of the Company’s activities.

To maintain the Board’s independence, the Board’s remuneration is not linked to the Company’s performance, nor does the Company intend to grant profit-related remuneration, share options, similar instruments or retirement benefits to Board members as consideration for their work.

As a rule, the Board members and/or companies with whom the Board members are associated shall not undertake special tasks for the Company in addition to their role as a Board member. Fees for any such services rendered shall be approved by the Board.

The Company does not deviate from Section 11 of the Code.

Section 12 – Salary and other Remuneration of Executive Personnel

The Board has adopted guidelines and principles for determining the remuneration of Executive Officers, which are reviewed annually. The guidelines are clear and understandable, and contribute to the Company’s business strategy, long term interests and financial sustainability. Such guidelines are not a requirement under Bermuda and Singapore laws and therefore not subject to the annual general meeting’s approval.

The Remuneration Committee administers all the performance-related elements of remuneration of Executive Officers. The Remuneration Committee annually prepares recommendations to the Board, considering inter alia responsibility, expertise, time commitment and the complexity of the Company’s activities.

The remuneration paid to Executive Officers will aim to ensure a convergence of the financial interests of the shareholders and Executive Officers. The Company has inter alia adopted a long-term share incentive program for Executive Officers and other key personnel, and it is designed to be easily understood, to align the interests of Executive Officers with those of shareholders and to link rewards to corporate and individual performance.

In connection with the dual listing on NYSE, the Board adopted a policy concerning recovery of erroneously awarded compensation which would apply to the Executive Officers.

Performance-related remuneration is awarded in relation to annual performance against pre-determined performance targets, which includes sustainability objectives. The aggregate bonus pool available for payment is determined with close reference to the Company’s profitability and shareholder value creation.

Performance-related remuneration is not subject to an absolute limit.

This represents a deviation from Section 12 of the Code.

Section 13 – Information and Communication

The Board has adopted guidelines for the Company’s communication with shareholders and how the Company will make information available to shareholders outside of general meetings.

Hafnia values openness and transparency towards its shareholders and is committed to disclosing to shareholders as much relevant information as is possible in a timely and accurate manner.

All communications and announcements of information will take into account the requirement for equal treatment of the Company’s shareholders.

The Company publishes an updated financial calendar with dates for important events such as the annual general meeting, publishing of interim reports, public presentations and payment of dividends (if applicable) on the Company’s website, Newsweb and distribution through BusinessWire.

The Company has also established guidelines for contact with shareholders. A conference call to present financial information and key business updates is held every quarter by the Executive Officers. Additionally, it is possible to contact Hafnia’s investor relations team via the corporate website, allowing shareholders to reach out to the Company easily.

The Company does not deviate from Section 13 of the Code.

Section 14 – Take-Overs

The Company has established key principles for how to act in the event of a take-over offer. In the event of a take-over process, the Board has a duty to ensure that the Company’s shareholders are treated equally and that the Company’s activities are not unnecessarily interrupted. The Board will also ensure that the shareholders have sufficient information and time to assess the offer.

In the event of a take-over process, the Board will abide by the principles of the Code and also ensure that the following take place:

•	The Board will ensure that the offer is made to all shareholders, and on the same terms;

•	The Board shall not undertake any actions intended to give shareholders or others an unreasonable advantage at the expense of other shareholders or the Company;

•
The Board should not enter into an agreement with any offeror that limits the Company’s ability to entertain other offers for the Company’s shares, unless it is obvious that such an agreement is in the common interest of the Company and its shareholders;

•
The Board shall strive to be completely open about the take-over situation. Agreements between the Company and the offeror which are of significance for the market’s assessment of the offer shall be made known to the market no later than the time when the market is notified of the offer;

•	The Board shall not institute measures which have the intention of protecting the personal interests of its members at the expense of the interests of the shareholders; and

•	The Board acknowledges the particular duty the Board carries to ensure that the interests of the shareholders are safeguarded.

If an offer is made for the Company’s shares, the Board shall issue a statement evaluating the offer and making a recommendation as to whether shareholders should or should not accept the offer. If the Board finds itself unable to give a recommendation to the shareholders on whether or not to accept the offer, it will explain the reasons for this. The Board’s statement on a bid shall make it clear whether the views expressed are unanimous, and if this is not the case, it shall explain the reasons why specific members of the Board have excluded themselves from the statement.

The Board will consider arranging a valuation from an independent expert. An independent valuation will be arranged if any member of the Board, close associates of such member or anyone who has recently held a position but has ceased to hold such a position as a member of the Board, is either the bidder or has a particular personal interest in the bid. This will also apply if the bidder is a major shareholder of the Company. Any such valuation should either be enclosed with the Board’s statement or reproduced or referred to in the statement.

The Company does not deviate from Section 14 of the Code.

Section 15 – Auditor

The Company’s auditor is appointed by the Company in an annual general meeting and is responsible for the audit of the Company’s consolidated financial statements.

The auditor participates in the Audit Committee’s review and discussion of the annual accounts and quarterly interim accounts. Annually, the auditor will submit an audit work-plan to the Board or the Audit Committee.

The auditor normally participates in Board meetings that deal with annual accounts and accounting principles. The auditor will also assess any important accounting estimates and matters of importance on which there has been disagreement between the auditor and the Company’s Executive Officers and/or the Audit Committee. At least once a year, the auditor shall present to the Board or the Audit Committee a review of the Company’s internal control procedures, including identified weaknesses and proposals for improvement. Further, the Board will normally hold a meeting with the auditor at least once a year at which no representative of the Executive Officers is present.

The Board is responsible for determining whether the Executive Officers may engage the auditor for other purposes than auditing. The auditor is required to annually confirm his or her independence in writing to the Audit Committee. The Board will give the shareholders an account at the annual general meeting of the remuneration paid to the auditor, including details of the fee paid for audit work and any fees paid for other specific assignments.

The Company does not deviate from Section 15 of the Code.